VF 3-12-04

AH 3/12/2004

SECURITIE[...]SSION

04002946

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 47554 ✓

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Asset Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5050 Poplar Avenue, Suite 528

(No. and Street)

Memphis	Tennessee	38157
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Eberle, III (901) 818-3936

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Collins, Thomas & Associates, PLLC

(Name – *if individual, state last, first, middle name*)

5860 Ridgeway Center Parkway, Suite 250, Memphis, TN 38120

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Eberle, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Asset Trading, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES JAN. 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

ADVANCED ASSET TRADING, INC.

For the Year Ended December 31, 2003

TABLE OF CONTENTS

Collins Thomas & Associates, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

. Lawrence Collins, C.P.A.
ıhn W. Thomas, C.P.A.
:atherine L. Sanborn, C.P.A.
erryl M. Viner, C.P.A.
oger D. Webb, C.P.A.

5860 Ridgeway Center Pky., Suite 250
Memphis, Tennessee 38120
Phone (901) 684-1170
Fax (901) 684-1208
cpa@cta-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Advanced Asset Trading, Inc.
Memphis, Tennessee

We have audited the accompanying balance sheet of Advanced Asset Trading, Inc., as of December 31, 2003 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year ended. These financial statements are the responsibility of Advanced Asset Trading, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule section is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Asset Trading, Inc., as of December 31, 2003 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Collins Thomas & Associates, PLLC

Memphis, Tennessee
February 5, 2004

ADVANCED ASSET TRADING, INC.
BALANCE SHEET
December 31, 2003

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	14,358
Cash - deposit account - restricted		35,707
Interest receivable		29
Commissions receivable		7,503
Accounts receivable - related party		282
Note receivable		28,250
Prepaid expenses		1,924
Deferred tax benefit		2,945
TOTAL CURRENT ASSETS		90,998
OTHER ASSETS		
Deferred tax benefit		9,194
TOTAL OTHER ASSETS		9,194
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment		7,625
Less: accumulated depreciation		(1,030)
TOTAL PROPERTY AND EQUIPMENT		6,595
TOTAL ASSETS	$	106,787
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	3,343
Accrued expenses		3,500
Accrued commissions		22,416
Accrued franchise tax		264
Accounts payable, related party		4,544
TOTAL CURRENT LIABILITIES		34,067
OTHER LIABILITIES		
Deferred tax liability		2,532
TOTAL OTHER LIABILITIES		2,532
STOCKHOLDERS' EQUITY		
Capital stock - common, $.01 par value, authorized 100,000 shares, issued and outstanding 20,000 shares		200
Additional paid in capital		69,800
Retained earnings (deficit)		188
		70,188
	$	106,787

See accompanying notes to accountants' report.

ADVANCED ASSET TRADING, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2003

REVENUES		
Commissions	$	105,713
Investment and advisory fees		24,181
Interest income		2,134
		132,028
EXPENSES		
Access fees		5,120
Accounting		3,118
Bank charges		23
Commissions		19,653
Depreciation		646
Donations		849
Dues & subscriptions		3,866
Employee leasing services		19,800
Insurance		858
Legal fees		332
License & fees		1,108
Meals & entertainment		197
Miscellaneous		336
Membership fees		3,353
Office supplies		647
Penalties		3,000
Postage		350
Printing		817
Professional fees		5,145
Rent		13,008
Salaries & wages		31,589
Taxes - payroll		2,948
Taxes - franchise		291
Telephone & internet		4,967
Training & testing		280
Trade charges		17,648
		139,949
INCOME (LOSS) BEFORE INCOME TAXES		(7,921)
PROVISION FOR INCOME TAX (EXPENSE) BENEFIT - CURRENT		0
PROVISION FOR INCOME TAX (EXPENSE) BENEFIT - DEFERRED		(3,496)
TOTAL PROVISION FOR INCOME TAX (EXPENSE) BENEFIT		(3,496)
NET INCOME (LOSS)	$	(11,417)

See accompanying notes to accountants' report.

ADVANCED ASSET TRADING, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(11,417)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		646
(Increase) decrease in:		
Cash - deposit account - restricted		(185)
Interest receivable		8
Commissions receivable		(6,455)
Prepaid expenses		721
Receivable - other		(100)
Note receivable		5,000
Deferred tax benefit		1,427
(Decrease) increase in:		
Accounts payable - trade		(767)
Accrued expenses		164
Accrued commissions		13,372
Accrued franchise tax		91
Deferred tax liability		2,069
NET CASH FLOWS FROM OPERATING ACTIVITIES		4,574
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(1,169)
NET CASH FLOWS FROM INVESTING ACTIVITIES		(1,169)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid in capital		6,000
NET CASH FLOWS FROM FINANCING ACTIVITIES		6,000
NET INCREASE (DECREASE) IN CASH		9,405
CASH, BEGINNING OF YEAR		4,953
CASH, END OF YEAR	$	14,358

See accompanying notes to accountants' report.

ADVANCED ASSET TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2003

	Capital Stock Common				Additional Paid-in Capital		Retained Earnings		Total Stockholders' Equity
	Shares		Amount						
Balances, January 1, 2003	20,000	$	200	$	63,800	$	11,605	$	75,605
Capital stock activity for year ended December 31, 2003	0		0		6,000		0		6,000
Net income (loss) for year ended December 31, 2003	0		0		0		(11,417)		(11,417)
Balances, December 31, 2003	20,000	$	200	$	69,800	$	188	$	70,188

See accompanying notes to accountants' report.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Advanced Asset Trading, Inc. (AATI) is a subsidiary of Strategic Asset Consulting, Inc. The Corporation was organized in August, 1995 for the purpose of selling interests in direct participation programs and other investment vehicles to individual and corporate customers located primarily in the Mid-South.

The Corporation is registed as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Corporation maintains offices in Memphis, TN.

As an introducing broker-dealer, the Corporation operates under Rule 15c3-3(k)(2)(ii), which requires that all of the funds and securities of its customers be handled through a clearing broker-dealer. During the year ended December 31, 2003, the Corporation cleared its securities transactions on a fully disclosed basis through Dain Correspondent Services, a division of Dain Rauscher Incorporated.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

AATI maintains its books on the accrual basis of accounting. However, for tax purposes the cash basis of accounting is used.

Revenue Recognition

AATI derives substantially all of its revenues from commissions earned on the trading of securities by customers. Commission revenues, commission fees, and related clearing charges are recognized on a trade date basis.

Depreciation

Depreciation is computed using straight-line methods over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for federal income tax purposes in addition to expensing certain assets under Internal Revenue Code Section 179.

Income Taxes

AATI is included in the consolidated federal income tax return filed by it's Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS

AATI is subject to the net capital requirements of the Securities and Exchange Commission under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003 the Corporation had net capital of $19,562, which was $14,562 in excess of the amount required to be maintained at that date as computed by the procedures under Rule 15c3-1. AATI's ratio of aggregate indebtedness to net capital is 1.87-to-1 as computed under this same rule.

NOTE D - RESTRICTED CASH-DEPOSIT ACCOUNT

The clearing broker-dealer agreement with Dain Correspondent Services requires AATI to establish a Deposit Account ("Account"). This Account assures the Corporation's performance of its obligations under the agreement. The Account does not represent an ownership interest in Dain Correspondent Services. The account balance required as of December 31, 2003 is $35,000. Restricted cash is not considered as cash or a cash equivalent.

NOTE E - RELATED PARTY TRANSACTIONS

The Corporation continues to carry an accounts payable of $4,544 which is an advance from an officer used to purchase property and equipment.

Accrued sales commissions are payable to an officer of the Corporation for sales obtained by this related party. These commissions amounted to approximately $19,653 for the year ended December 31, 2003 which is included in accrued expenses at December 31, 2003. The accrual of $22,416 is made up of the remaining amount accrued for 2002 of $2,763 and the $19,653 accrued for 2003.

NOTE F - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the accrual basis being used for financial statement purposes and the cash basis used for tax purposes, net operating losses for the years ended December 31, 2003, 2002, 2000, and 1999, carryforwards of contributions, and depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The net deferred tax asset in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax asset	
Current	$2,945
Noncurrent	9,194
	12,139
Deferred tax liability	
Noncurrent	2,532
Net deferred tax asset (liability)	$9,607

The components of income tax expense related to operations are as follows:

Federal	
Current Expense	$0
Deferred (expense) benefit related to:	
Net operating loss carryforward	(1,682)
Timing difference depreciation	(227)
Timing difference commissions receivable	(931)
Timing difference of commissions payable	454
	(2,386)
State	
Current Expense	0
Deferred (expense) benefit related to:	
Net operating loss carryforward	(786)
Timing difference depreciation	(102)
Timing difference commissions receivable	(430)
Timing difference of commissions payable	208
	(1,110)
Total income tax (expense) benefit	($3,496)

NOTE G - EMPLOYMENT AGREEMENT AND OFFICE LEASE

On May 5, 2003 the Corporation entered into a service agreement with an employment agency to co-employ an officer of the Corporation. The employment agency maintains a right in employment decisions as a co-employer, but does not maintain a right to make decisions or give direction with regard to the products produced or services provided by the Corporation to its customers. The agreement may be terminated , with or without cause, and without notice, at any time, at the option of either the employment agency or employee. The monthly cost is $1,650 to the Corporation.

The Corporation's office is located in Memphis, TN. AATI's one year agreement terminated in June 2003, and now operates month to month. Upon sixty days notice the lease may be terminated. The monthly rental is $1,033.

NOTE H- CONCENTRATIONS OF RISK

As discussed in Note A, the Corporation's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and the customer transactions are executed properly by the clearing broker-dealer.

AATI serves individuals and institutional investors. Fluctuations in the investing activities of these investors and the economy will affect AATI revenues.

NOTE I - CASH FLOW INFORMATION

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be equivalents. Cash payments for interest and income taxes are as follows:

Income taxes	$0
Interest	$0

Supplementary Schedules

ADVANCED ASSET TRADING, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
December 31, 2003

Balance, January 1, 2003	$	0
Increases		0
Decreases		0
Balance, December 31, 2003	$	0

ADVANCED ASSET TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2003

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	70,188
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED		70,188
DEDUCTIONS AND/OR CHARGES		
NASD CRD account		707
Interest receivable		29
Accounts receivable - related party		282
Prepaid expenses		1,924
Note receivable		28,250
Deferred tax benefit		12,139
Office furniture, fixtures and equipment - net		6,595
TOTAL DEDUCTIONS AND/OR CHARGES		49,926
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		20,262
HAIRCUTS ON SECURITIES		
Contractual securities commitments (deposit with clearing broker - $35,000 x 2%)		700
NET CAPITAL	$	19,562
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Accounts payable	$	3,343
Accrued expenses		3,500
Accrued commissions		22,416
Accrued income taxes		264
Deferred tax liability		2,532
Accounts payable, related party		4,544
AGGREGATE INDEBTEDNESS	$	36,599
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,440
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	14,562
Excess net capital at 1000%	$	15,902
Ratio: aggregate indebtedness to net capital		1.87 to 1

Reconciliation with Company's computation included in Part II of Form X-17A-5 as of December 31, 2003:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	24,150
Audit adjustments, net 12/31/2002 - per predecessor auditor		(322)
Audit adjustments, net 12/31/2003		(4,266)
Net capital per above	$	19,562

See accompanying notes to accountants' report.

The Corporation is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

Report of Independent Accountants on Internal Control

Collins Thomas & Associates, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

A. Lawrence Collins, C.P.A.
John W. Thomas, C.P.A.
Catherine L. Sanborn, C.P.A.
Terryl M. Viner, C.P.A.
Roger D. Webb, C.P.A.

5860 Ridgeway Center Pky., Suite 250
Memphis, Tennessee 38120
Phone (901) 684-1170
Fax (901) 684-1208
cpa@cta-cpa.com

Report of Independent Accountants On Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Advanced Asset Trading, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Advanced Asset Trading, Inc. (the "Corporation") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Collins Thomas & Associates, PLLC

February 5, 2004